UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 11, 2022
Date: November 1, 2023	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Ahmad Reza ---------------------------------------------------- (Signature) Ahmad Reza SVP Corporate Comm & Investor Relation

Number	:	Tel.38/UM 000/DCI-M0000000/2023

Jakarta,	1 November 2023

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision, Derivative Finance and Carbon Exchanges

Sumitro Djojohadikusumo Building

Lapangan Banteng Timur Street No.2-4

Jakarta 10710

Re	:	Information about The Corporate Secretary Appointment of Company Perseroan PT Telekomunikasi Indonesia (Persero) Tbk

To whom it may concern,

In compliance with Indonesian Financial Service Authority (Otoritas Jasa Keuangan) (“OJK”) Article 10 Paragraph (1) Regulation No: 35 /POJK.04/2014 (“POJK 15/2014”) concerning Corporate Secretary of the Issuer or Public Company, regarding the obligation for Issuer or Public Company to convey to OJK about Corporate Secretary Dismissal and Appointment. We hereby convey the Corporate Secretary Appointment of Company Perusahaan Perseroan PT Telekomunikasi Indonesia (Persero) Tbk, as follow:

The Former Interim Corporate Secretary	:	Mr. Edwin Julianus Sebayang
The New Corporate Secretary	:	Mrs. Anetta Hasan

Thank you for your attention.

Yours faithfully,

/s/ Ahmad Reza

AHMAD REZA

SVP Corporate Comm & Investor Relation